# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elmet Group Co., CIK 0002101698
CUSIP: 289395105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 PORTLAND FISH PIER, SUITE 214, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,208,016; sole dispositive power 0; shared dispositive power 2,208,016; aggregate amount beneficially owned 2,208,016 (7.3% of the class)
- NEEDHAM ASSET MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,208,016; sole dispositive power 0; shared dispositive power 2,208,016; aggregate amount beneficially owned 2,208,016 (7.3% of the class)
- NEEDHAM AGGRESSIVE GROWTH FUND: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,684,800; sole dispositive power 0; shared dispositive power 1,684,800; aggregate amount beneficially owned 1,684,800 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Elmet Group Co.
Address of issuer's principal executive offices: 2 PORTLAND FISH PIER, SUITE 214, PORTLAND, ME 04101

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
Needham Aggressive Growth Fund
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Aggressive Growth Fund
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
Needham Aggressive Growth Fund - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 2,208,016
Needham Asset Management, LLC - 2,208,016
Needham Aggressive Growth Fund - 1,684,800
Percent of class:
Needham Investment Management L.L.C. - 7.3%
Needham Asset Management, LLC - 7.3%
Needham Aggressive Growth Fund - 5.6%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 2,208,016
Needham Asset Management, LLC - 2,208,016
Needham Aggressive Growth Fund - 1,684,800
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
Needham Aggressive Growth Fund - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 2,208,016
Needham Asset Management, LLC - 2,208,016
Needham Aggressive Growth Fund - 1,684,800

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Needham Investment Management L.L.C. None of those advisory clients, other than Needham Aggressive Growth Fund, may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT LLC: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (05/04/2026)
- NEEDHAM ASSET MANAGEMENT, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso, Authorized Person (05/04/2026)
- NEEDHAM AGGRESSIVE GROWTH FUND: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (05/04/2026)